

December 28, 2012

Via E-mail
Mr. Gregory Zikos
Costamare Inc.
Chief Financial Officer
60 Zephyrou Street & Syngrou Avenue
17564 Athens Greece

  Re: Costamare Inc.
     Form 20-F for the year ended December 31, 2011
     Filed February 29, 2012
     File No. 001-34934

Dear Mr. Zikos:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies - Vessel Impairment, page 70

1. We note that, in developing estimates of undiscounted future cash flows, management utilizes an estimated daily time charter equivalent for your vessels' unfixed days based on the most recent ten year historical average rates, adjusted for inflation. It appears the nature of this assumption is both material and susceptible to change. For this reason, please tell us and expand your narrative on an ongoing basis to also discuss whether your estimated future undiscounted cash flows would exceed each of your vessels' carrying values if management were to utilize an estimated daily time charter equivalent for your vessels' unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation.

Mr. Gregory Zikos
Costamare Inc.
December 28, 2012
Page 2

2. On page 73, you indicate that the aggregate carrying value of seven of your vessels, assessed separately, exceeds their aggregate basic charter-free market value by approximately $46.8 million. On an ongoing basis, please discuss this matter on a comparative basis. Please provide a draft of your intended revised disclosure with your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief